December 6, 2019

VIA E-MAIL

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re:    ActiveShares ETF Trust
       File Nos. 333-234497; 811-23487

Dear Mr. McGuire:

       On November 4, 2019, ActiveShares ETF Trust (the "Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") and the
Investment Company Act of 1940 (the "1940 Act") to offer shares of Clearbridge Focus Value
ETF (the "Fund"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement.
General

1. We note that portions of the filing, including the Fund's financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

3. The staff is aware that Precidian ETF Trust, et al., filed an application and subsequent amendments seeking exemptive relief from certain provisions of the 1940 Act (the
       "Application"). The Commission issued a Notice for Comment on April 8, 2019, and a subsequent order granting certain exemptive relief on May 20, 2019 (the "Order").
       Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions contained in the Application.
 W. John McGuire, Esq.
December __, 2019
Page 2


Cover Page

4. The Application states the Fund will include a Legend describing how the Fund will operate differently from a traditional ETF. Revise the cover page to make the Legend more prominent. For example, consider indenting the Legend in a manner that offsets it from the rest of the text and using a larger font size. Consider other methods to better highlight the Legend.

5. Update the cross-reference at the end of the Legend to include a specific reference to the
       "ActiveShares structure risk" in the principal risks section.

Prospectus

Prospectus Summary   Principal investment strategies (page 2)

6. Explain briefly in plain English the term "favorable risk-adjusted return characteristics."

7. The Order is conditioned on the Fund's investments being limited to securities listed or traded on a national securities exchange registered with the Securites and Exchange
       Commission that trade contemporaneously with the Fund's shares. Revise the principal investment strategy to discuss this condition.

Prospectus Summary   Principal risks (pages 2-4)

8. Consider adding a risk factor regarding any operational and concentration risks related to effecting all creation and redemptions through the AP representative.

9. Consider adding a risk factor that discusses in more detail the concerns raised in the
       Legend and how each of these bulleted points may affect the Fund.

10. The "ActiveShares structure risk," should be revised to more closely track the language of the Application on page 21. Please address the following issues, as well as any other discrepancies:

       a. Revise the second sentence to state the VIIV is intended to provide investors "with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund at or close to the underlying NAV per share of the fund."

       b. Revise the fourth sentence to delete the reference to market price varying from VIIV, and state that market price may vary significantly from the underlying NAV of the fund, particularly during periods of market disruption or volatility.

       c. Revise the last sentence to replace the reference to "investment strategy" with
          "trading strategy."
 W. John McGuire, Esq.
December __, 2019
Page 3



      d. Revise the last sentence to add the phrase "and its shareholders" after "fund."

11. In "Early close/trading halt risk," expand the risk factor to discuss specifically how trading halts affect the Fund given that it is a non-transparent ETF. Consistent with page
      24 of the Application, state that the Fund will disclose on its website any security for which trading has been halted for an extended period of time.

12. In "Liquidity Risk" the disclosure states, "[t]he fund may experience heavy redemptions that could cause the fund to liquidate its assets at inopportune times." Elsewhere in the document, the disclosure states that the Fund will redeem Creation Units "in-kind."
      Disclose the circumstances under which this risk factor will apply to the Fund. Further, pursuant to the Order, the Fund is not permitted to invest in illiquid securities or fixed income securities, and should only be exposed to illiquid securities to the extent a holding becomes illiquid after investment. Please revise the risk factor captioned "Liquidity risk"
      accordingly.

13. In the risk factor captioned "Absence of active market" or in a separate risk factor, disclose that the Fund is offering a novel and unique structure, which may affect the number of entities willing to act as Authorized Participants.

14. In the risk factor captioned "Shares of the fund may trade at prices other than NAV," add disclosure discussing the possibility that premiums and discounts may be larger for this
      Fund than other ETFs given its unique structure and lack of transparency.

15. In "Trading issues risk," add disclosure to state that if 10% or more of the Fund's portfolio becomes subject to a trading halt or otherwise does not have readily available market quotations, the Fund will request the exchange to halt trading in the Fund. Also state that trading halts may have a greater impact on this Fund, compared to other ETFs, due to its lack of transparency. Make similar disclosures in the "Secondary market trading risk" on page 9 of the prospectus.

16. The risk factor "Limited Authorized Participants, Market Markets (sic) and Liquidity
      Providers Risk," is largely duplicative of the risk factor captioned "Authorized
      Participant Concentration Risk" on the same page. Consider consolidating or separating risks related to limited market makers and liquidity providers to the extent they are different from risks associated with limited authorized participants. Further, consider discussing in this risk factor the extent to which the unique non-transparent nature of the product and its reliance on a VIIV may exacerbate the risk of authorized participants and market makers choosing not to fulfill their respective obligations.

17. In the risk factor captioned "Risk of secondary lists," the disclosure notes the Fund's shares may be listed or traded on U.S. and non-U.S. stock exchanges other than the U.S.
      stock exchange where the fund's primary listing is maintained..." Confirm
 W. John McGuire, Esq.
December __, 2019
Page 4


       supplementally whether the Funds shares may, in fact, be traded after hours. If accurate, please disclose that after hours trading of the Fund could involve heightened risk due to the Fund's lack of transparency and the lack of availability of a VIIV after hours.

Prospectus   Important Information (page 6)

18. The disclosure states that the Board may change the Fund's investment objective without shareholder approval "on notice to shareholders." Clarify the number of days' notice shareholders will receive.

Prospectus   More on the Fund's Investments, Exchange-traded funds (ETFs) (page
6)

19. The disclosure states that the Fund may invest in other investment companies. If the
       Fund anticipates that the expenses associated with such investments will exceed 0.01% of the Fund's net assets, please disclose the estimated amount of such expenses as a separate line item in the fee table. If the estimated expenses will be less than 0.01% of net assets, these expenses should be reflected in "Other Expenses."

Share prices are reported in dollars and cents per share (page 13)

20. In this section, discuss the possibility that the Fund will trade with a wider spread because of its non-transparent structure. Additionally, please discuss here, or where appropriate, that at certain thresholds for spreads and premiums or discounts to NAV, the Fund's
       Board will discuss and determine what, if anything, should be done to address such issues.

Fund share trading prices   Verified intra-day indicative value (page 15)

21. Provide a brief overview of how VIIV will be calculated and verified in this section.

22. In the first sentence, insert the phrase "calculated and" before the term "disseminated."

23. In this section, discuss that the Fund will request the exchange to halt trading in the Fund if 10% or more of the Fund's holdings are subject to trading halts or are without readily available market quotations, as noted above.

Calculation of net asset value (pages 15-16)

24. The last paragraph of this section on page 16 is largely duplicative of the last bullet point on page 15. Please eliminate unnecessary duplication.
 W. John McGuire, Esq.
December __, 2019
Page 5


Creations and redemptions (page 18)

25. Discuss in this section the Authorized Participant Representative and the Confidential
       Account mechanism.

Premium/discount and NAV information (page 19)

26. Disclose here, or in an appropriate place in the prospectus, the information that the Fund will make available on its website, including the information required by condition 2 of the Application.

Statement of Additional Information

Glossary (page 1)

27. In the definition of "AP Representative," disclose that the AP Representative cannot trade for its own account on the information regarding the Deposit Securities, be a counterparty to the trades for an Authorized Participant or an affiliate, or be an affiliate of the Fund, its adviser or the Authorized Participant.

Fundamental and Non-Fundamental Investment Policies (pages 3-6)

28. Revise the Fund's fundamental and non-fundamental policies, as appropriate, to ensure the disclosure represents the Fund's specific investment limitations. For example, the
       Fund may not borrow for investment purposes, invest in real estate or commodities (other than through the specific instruments noted in the Application), and may not invest in illiquid securities.

Investment Practices and Risk Factors (page 7)

29. Consider stating that the Order limits the types of investments in which the Fund may invest, and discuss the specific limitations that apply to the Fund. For example, please disclose that all of the Fund's investments must be traded on a U.S. exchange.

Foreign Investments (page 8)

30. Revise the disclosure to state that the Fund's investments in foreign companies "will be"
       instruments that trade on a U.S. exchange.

Investments in Other Investment Companies (page 8)

31. Revise this section to reflect the terms and conditions of the Order (i.e., that the Fund can only invest in certain investment companies).
 W. John McGuire, Esq.
December __, 2019
Page 6


Manager (page 13)

32. Where appropriate, disclose the Adviser's responsibility for the oversight of the calculation and dissemination of the VIIV ("VIIV Procedures"), as well as the Board's oversight of the VIIV Procedures, consistent with pages 22 and 28 of the Application.

Sub-advisers (page 14)

33. The disclosure defines the term "Subadviser" in some circumstances as ClearBridge
       Investments, LLC and in other circumstances, as ClearBridge Investments, LLC and
       Western Asset Management Company, LLC combined. Please revise to use consistent and distinct defined terms.

Expenses (page 16)

34. Confirm supplementally there will be no additional expenses related to the AP
       Representative.

Custodian and Transfer Agent (page 20)

35. The disclosure states that the Fund has entered into agreements with the custodian and the transfer agent. On page 14, however, the disclosure states that the Manager will arrange for and pay for such services under a unitary fee structure. Please reconcile.

Exchange Listing and Trading (page 20)

36. Revise, as necessary, the disclosure here for consistency with the relief being sought under Rule 19b-4 of the Securities Exchange Act of 1934.

Redemption Transaction Fee (page 27)

37. Clarify that the overall limit for the redemption transaction fee is 2%, consistent with the
       Order.

38. Confirm supplementally that the last paragraph of this section is applicable to the Fund.

Disclosure of Portfolio Holdings (page 33)

39. Confirm that the Fund's portfolio holdings disclosure policy, and the relevant disclosure in this section, reflect the fact that the Fund will disclose holdings to the AP
       Representative in order to facilitate transactions.
 W. John McGuire, Esq.
December __, 2019
Page 7


Codes of Ethics (page 45)

40. Consider disclosing, here or in another appropriate location, the enhanced requirements related to the Fund in light of the AP Representative and the Confidential Account, such as any obligations pursuant Regulation F-D.

Part C: Other Information

Item 28: Exhibits

41.    Please include as an exhibit the agreement with the AP Representative.

Item 15. Financial Statements and Exhibits

42.    Please file the finalized exhibits once they are available.

Signatures

43. Please note the signature requirements of Section 6(a) of the Securities Act, which require that the registration statement be signed by the Trust's principal executive officer, principal financial officer, and principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the
       Securities Act should indicate each capacity in which he or she signs the registration statement.
                                               * * *

         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 W. John McGuire, Esq.
December __, 2019
Page 8


       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250.



Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser


cc: Marianne Dobelbower